May 20, 2025

Chen Xin
Chief Executive Officer
BGM Group Ltd
No. 152 Hongliang East 1st Street, No. 1703
Tianfu New District , Chengdu , 610200
People   s Republic of China

       Re: BGM Group Ltd
           Form 20-F for the Fiscal Year Ended September 30, 2024
           File No. 001-39805
Dear Chen Xin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences